                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                           (Amendment No.______)/1/

                          TresCom International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $.0419 per share
________________________________________________________________________________
                        (Title of Class of Securities)

                                  895307 10 6

________________________________________________________________________________
                                (CUSIP Number)

                 Primus Telecommunications Group, Incorporated
                              1700 Old Meadow Rd.
                               McLean, VA 22102
                                (703) 902-2800

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 3, 1998

________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

__________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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                                 SCHEDULE 31D

-----------------------                                  ---------------------
  CUSIP NO. 895307 10 6                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Primus Telecommunications Group, Incorporated
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*  OO


------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          6,570,095 Shares
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          N/A
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      6,570,095 Shares
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      54.2%
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                               Page 2 of 6 Pages

                            SCHEDULE 13D STATEMENT
                            ----------------------

ITEM 1    SECURITY AND ISSUER:
          --------------------

               This statement relates to shares of Common Stock (the "Common Stock"), par value $.0419 per share, of TresCom International, Inc. (the "Issuer"), a Florida corporation. The principal place of business of the Issuer is located at 200 East Broward Boulevard, Fort Lauderdale, Florida 33301.

ITEM 2.        IDENTITY AND BACKGROUND:
               ------------------------

     (A) This statement is being filed by Primus Telecommunications Group, Incorporated, a Delaware corporation ("Primus"). The persons listed on Schedule A annexed hereto are the executive officers and directors of Primus. Neither Primus nor the persons listed in Schedule A constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

     (B) The principal business address of Primus is 1700 Old Meadow Road, McLean, VA 22102. Schedule A sets forth the business address and present principal occupation or employment of each of the officers and directors of Primus.

     (C) Primus is engaged in the business of providing telecommunications services.

     (D) During the past five years, neither Primus nor the persons listed on Schedule A have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

     (E) During the past five years, neither Primus nor the persons listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (F) Schedule A sets forth the citizenship of each officer and director of Primus.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               --------------------------------------------------

               On February 3, 1998, Primus, Taurus Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of Primus ("TAC"), and the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among

                               Page 3 of 6 Pages
other things, for the merger (the "Merger") of TAC with and into the Issuer. In connection therewith, Primus entered into two voting agreements (the "Voting Agreements") and one stockholder agreement (the "Stockholder Agreement", and collectively with the Voting Agreements, the "Agreements") with certain stockholders of the Issuer, pursuant to which such stockholders agreed, among other things, to vote the shares of Common Stock beneficially owned by them in favor of the Merger and against any actions or agreements that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement. The Agreements also granted to Primus an irrevocable proxy (which is coupled with an interest in the shares) to vote the shares of Common Stock beneficially owned by such shareholder in accordance with the terms of the Agreements. The first of the Voting Agreements was with Wesley T. O'Brien, and the second was with Rudolph McGlashan. The Stockholder Agreement was with Warburg, Pincus Investors, LP ("Warburg, Pincus"). Under the terms of the Merger Agreement, the Issuer's stockholders will receive shares of Primus's common stock in exchange for the Issuer's common stock held by the such stockholders at the effective time of the Merger. The Voting Agreements and the Stockholder Agreement were entered into by the applicable stockholders to induce Primus to enter into the Merger Agreement and to effect the Merger.

ITEM 4.        PURPOSE OF TRANSACTION.
               -----------------------

               The purpose of the Agreements was to induce Primus to enter into the Merger Agreement and to effect the Merger, as described in Item 3 above. Upon completion of the Merger, the Issuer will be the surviving corporation and a wholly-owned subsidiary of Primus, all outstanding shares of the Issuer (other than shares owned by Primus and its affiliates) will be converted into shares of Primus, the officers and directors of TAC will become the officers and directors of the Issuer and the Issuer's shares will be delisted from the Nasdaq National Market. Other than pursuant to the Merger Agreement, neither Primus nor any of the persons listed on Schedule A has any plans which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.

ITEM 5         INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

     (A) As of February 3, 1998, Primus beneficially owns 6,570,095 shares or approximately 54.2% of the outstanding Common Stock.

     (B)  Primus has the shared power to vote the shares.

     (C)  Not applicable.

                               Page 4 of 6 Pages

     (D)  Not applicable.

     (E)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

          The Voting Agreements with Mr. McGlashan and Mr. O'Brien (the "Shareholders") and the Stockholder Agreement with Warburg, Pincus provide that, among other things, at any meeting of the stockholders of the Issuer, however called, and in any action by consent of the stockholders of the Issuer, the Shareholders and Warburg, Pincus shall: (a) vote their shares of Common Stock in favor of the Merger; (b) vote their shares of Common Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement; (c) vote their shares of Common Stock against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger including, but not limited to, (i) any extraordinary corporate transaction (other than the Merger), such as a merger, other business combination, reorganization or liquidation involving the Issuer, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the management or board of directors of the Issuer, except as otherwise agreed to in writing by Primus, (iv) any material change in the present capitalization of the Issuer, or (v) any other material change in the corporate structure or business of the Issuer; and, (d) without limiting the foregoing, consult with Primus prior to any such vote and vote such shares of common stock in such manner as is determined by Primus to be in compliance with the provisions set forth above. The Shareholders and Warburg, Pincus granted to Primus an irrevocable proxy to vote their shares of Common Stock in accordance with the terms and conditions of the Agreements. Notwithstanding the foregoing (and subject to certain additional rights held by the Shareholders as set forth in the Agreements), the proxies and the obligations referred to above shall terminate when the Agreements terminate.
The Agreements shall terminate on the earliest of (a) the effective time of the Merger, (b) the date immediately following the termination of the Merger Agreement in accordance with its terms and (c) October 31, 1998.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

          1. Agreement and Plan of Merger by and among Primus, TAC, and the Issuer, entered into February 3, 1998.

                               Page 5 of 6 Pages

          2. Stockholder Agreement by and among Primus, TAC, K. Paul Singh and Warburg, Pincus, dated as of February 3, 1998.

          3. Voting Agreement by and between Primus and Wesley T. O'Brien, dated as of February 3, 1998.

          4. Voting Agreement by and between Primus and Rudy McGlashan, dated as of February 3, 1998.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED


                         /s/ Neil L. Hazard
March 11, 1998      By:  _________________________________
                              Neil L. Hazard,
                              Executive Vice President

                               Page 6 of 6 Pages

                                  SCHEDULE A
                                  ----------

------------------------------------------------------------------------------
NAME                    CITIZEN-SHIP  POSITION WITH           PRESENT
                                      PRIMUS                  PRINCIPAL
                                                              OCCUPATION
------------------------------------------------------------------------------
K. Paul Singh           United        Chairman of             President of
c/o Primus              States of     the Board,              Primus
Telecommunications      America       Chief
Group, Inc.                           Executive
1700 Old Meadow Rd.                   Officer and
McLean, VA 22102                      President
------------------------------------------------------------------------------
Neil L Hazard           United        Executive               Chief
c/o Primus              States of     Vice                    Financial
Telecommunications      America       President and           Officer of
Group, Inc.                           Chief                   Primus
1700 Old Meadow Rd.                   Financial
McLean, VA 22102                      Officer
------------------------------------------------------------------------------
John F. DePodesta       United        Executive               Executive Vice
c/o Primus              States of     Vice                    President of
Telecommunications      America       President --            Primus
Group, Inc.                           Law and
1700 Old Meadow Rd.                   Regulatory
McLean, VA 22102                      Affairs and
                                      Director
------------------------------------------------------------------------------
John Melick             United        Vice                    Vice President
c/o Primus              States of     President of            of Primus
Telecommunications      America       International
Group, Inc.                           Business
1700 Old Meadow Rd.                   Development
McLean, VA 22102
------------------------------------------------------------------------------
Ravi Bhatia             Australia     Chief                   Chief
c/o Primus                            Operating               Operating
Telecommunications                    Officer of              Officer of
Pty, Ltd.                             Primus                  Primus
55 King Street                        Telecommunica           Australia,
Melbourne, Victoria,                  tions Pty,              c/o Primus
Australia                             Ltd., a                 Telecommunicat
                                      wholly owned            ions Pty, Ltd.
                                      subsidiary of           55 King Street
                                      Primus                  Melbourne,
                                                              Victoria,
                                                              Australia
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NAME                    CITIZEN-SHIP  POSITION WITH           PRESENT
                                      PRIMUS                  PRINCIPAL
                                                              OCCUPATION
------------------------------------------------------------------------------
Yousef Javadi           United        Chief                   President and
c/o Primus              States of     Operating               Chief
Telecommunications      America       Officer of              Operating
Group, Inc.                           Primus                  Officer of
1700 Old Meadow Rd.                   Telecommunica           Primus
McLean, VA 22102                      tions, Inc.,            Telecommunicat
                                      a wholly                ions, Inc.
                                      owned                   1700 Old
                                      subsidiary of           Meadow Rd.
                                      Primus                  McLean, VA
                                                              22102
------------------------------------------------------------------------------
Herman Fialkov          United        Director                Director of
c/o Primus              States of                             Primus
Telecommunications      America
Group, Inc.
1700 Old Meadow Rd.
McLean, VA 22102
------------------------------------------------------------------------------
David E. Hershberg      United        Director                Director of
c/o Primus              States of                             Primus
Telecommunications      America
Group, Inc.
1700 Old Meadow Rd.
McLean, VA 22102
------------------------------------------------------------------------------
John Puente             United        Director                Director of
c/o Primus              States of                             Primus
Telecommunications      America
Group, Inc.
1700 Old Meadow Rd.
McLean, VA 22102
------------------------------------------------------------------------------